UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Employment Agreement

On September 1, 2019 Mereo BioPharma Group Plc, a company incorporated in England and Wales (the “Company”), and John Richard entered into an amended and restated employment agreement (the “Employment Agreement”) which amended a previous employment agreement dated as of February 28, 2019 and a consulting agreement dated as of January 23, 2019 as amended March 1, 2019.

Under the terms of the Employment Agreement, Mr. Richard will serve as head of corporate development of the Company and its subsidiaries and related divisions and business lines and will have the normal duties, responsibilities and authority of an executive serving in such a position, subject to the oversight and direction of the Company’s chief executive officer.

The Employment Agreement provides for an annual base salary of $370,000, a discretionary annual bonus, the opportunity to participate in the Company’s equity incentive compensation and/or other long-term incentive compensation plans as they may be in effect from time to time and the Company’s standard benefits package.

If Mr. Richard is terminated by the Company without “cause” or he resigns for “good reason” (each as defined in the Employment Agreement), he will be entitled to receive, subject to his execution and non-revocation of a general release of claims, continued payment of his base salary for a period of three months following his employment termination date and continued coverage for Mr. Richard and his eligible dependents under the Company’s group health plan at the employee premium contribution rates for a period that is the lesser of (i) three (3) months following the date on which Mr. Richard’s employment terminates, or (ii) the date on which Mr. Richard and his eligible dependents become covered under another health plan.

The Employment Agreement also includes confidentiality provisions, and six-month post-termination non-competition, non-solicitation, and non-recruitment covenants.

The foregoing summary of the Employment Agreement is qualified in its entirety by reference to the complete text of the Employment Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Exhibit Index

No.	Description

10.1	Amended and restated employment agreement dated as of September 1, 2019 by and among Mereo BioPharma Group Plc and John Richard.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2019

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name: Charles Sermon
Title: General Counsel